[EXFO LOGO]

                                                           FOR IMMEDIATE RELEASE


EXFO ACQUIRES BURLEIGH FOR US$275 MILLION IN STOCK AND CASH


QUEBEC CITY, CANADA, November 6, 2000--EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSE: EXF) announced today it has entered into a definitive agreement to acquire Burleigh Instruments, Inc. for US$235 million in EXFO stock and US$40 million in cash.

Burleigh, a privately held company in Fishers, upstate New York, is a leading supplier of DWDM wavelength measurement instruments and precision positioning equipment.

This acquisition enables EXFO to accelerate growth in its Industrial and Scientific Division, which mainly focuses on the needs of the growing optical component and DWDM transmission system market.

"This acquisition increases the breadth and scope of our Industrial and Scientific product line with a number of complementary, high-performance DWDM test instruments," said Germain Lamonde, Chairman, CEO and President of EXFO. "In addition, we will be able to expand the capabilities of our automated test systems by offering precision alignment as well as testing during the assembly and packaging of optical components. This dynamic manufacturing process will help our customers increase yields, reduce costs, improve productivity and lessen human intervention on the production floor.

"We will be one of the best-positioned companies in the industry providing a broad range of automated test systems."

Burleigh, which has been in operation for the past 28 years, has received industry-wide recognition for its high-performance optical wavelength meters and precision positioning equipment.

Its WavemeterTM instruments offer the highest wavelength measurement accuracy in the industry. These products can determine the absolute wavelength of a laser under test within 0.3 picometers at 1500 nm. Its InchwormTM precision positioning equipment provides industry-leading nanometer accuracy, which is critical for precision alignment in the optical component manufacturing process. Both of these product lines are supported by a broad proprietary intellectual property portfolio.

"These product families will provide us with an added competitive advantage in the Industrial and Scientific market," Lamonde added. "We will integrate Burleigh's state-of-the-art technologies into our automated test systems to provide customers with value-added solutions."

For calendar year 2000, Burleigh, which has 110 employees, expects total revenues of US$20.5 million. EXFO plans to retain the personnel, management and facilities of Burleigh. The transaction will be accounted for under purchase accounting with goodwill amortized over five years. The deal is expected to be neutral in fiscal 2001 on a cash earnings per share basis, taking into account eight months of Burleigh's operations. In fiscal 2002, it should be accretive on a cash earnings per share basis. Cash earnings do not include amortization of goodwill.

The Burleigh acquisition has been approved by the board of directors of both companies, but it is subject to regulatory approvals and other customary closing conditions. The stock consideration is subject to a 10% collar based on EXFO's closing price of US$38.13 on October 31, 2000. The deal is expected to close before the end of the calendar year.

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"We are very excited about joining forces with EXFO," said David Farrell,
President of Burleigh. "We are teaming up with a market leader who has the brand name recognition and the sales channels to greatly increase delivery of our products worldwide."

EXFO will host a conference call at 9:30 a.m. (EST) today to discuss the details of the transaction. To access the call, dial 1-800-633-8406 or (212) 346-6512.

A replay of the conference call can be accessed after 11:30 a.m. (EST) today until midnight (EST) on November 13. The replay number is (416) 626-4100 and the password is 16870653.

The audio Web cast of this call can also be accessed live on EXFO's Web site, under Investor Relations, at 9:30 a.m. (EST) today. Guests are invited to click on the Web cast icon and register. A replay of the Web cast will be available for 30 days.


ABOUT EXFO

EXFO is a leading designer, manufacturer, and marketer of fiber-optic test, measurement and monitoring instruments for the telecommunications industry.

EXFO develops products mainly for two markets. Its Portable and Monitoring Division provides solutions primarily to telecommunications carriers, cable television companies, public utilities, private network operators as well as third-party installers and equipment rental companies. Its Industrial and Scientific Division designs an extensive line of higher performance instruments and automated test systems for manufacturers of optical components, value-added optical modules, and optical networking systems as well as for research and development markets.


ABOUT BURLEIGH

Burleigh is a leading supplier of DWDM wavelength measurement instrumentation and precision positioning equipment. For almost three decades, Burleigh has advanced the science of interferometric measurement techniques and developed a deep understanding of precision positioning technology. As a result, Burleigh's WavemeterTM products offer the highest wavelength measurement accuracy in the industry, while its InchwormTM motor-based precision positioning line enables unmatched position control.

This news release may contain statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements may appear in a number of places in this news release and include statements concerning our intent, belief, or current expectations regarding future events. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors which are beyond the control of EXFO, including retention of qualified personnel, revenue synergies, demand for testing and measurement instruments and precision positioning instruments. Although we believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this news release. We undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this news release, or to reflect new information or the occurrence of unanticipated events. Readers are referred to our Registration Statement on Form F-1 and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions for a discussion of the other factors that may affect our future performance and other important risk factors concerning us and our operations.

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For more information:

Mike Lamanna                                      Maryse Imbeault
Manager, Investor Relations                       Director, Communications
(418) 683-0211                                    (418) 683-0211
michael.lamanna@exfo.com                          maryse.imbeault@exfo.com
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